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                              RICOH COMPANY, LTD.

                                March 30, 2006

Mr. Kevin Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

         Re: Ricoh Company, Ltd.
             Form 20-F Filing for the Fiscal Year Ended March 31, 2005 File No. 002-68279
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Dear Mr. Vaughn:

       In connection with the comments regarding the annual report of Ricoh Company, Ltd. ("Ricoh" or the "Company") on Form 20-F for the fiscal year ended March 31, 2005 in your letter dated February 28, 2006, we offer the following responses.

       As requested in the comment letter and for the convenience of the staff of the Commission, we have reproduced both comments set forth in your letter.

       In addition, Ricoh acknowledges that:

  . Ricoh is responsible for the adequacy and accuracy of the disclosure in the filing;

  . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  . Ricoh may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Financial Statements
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Note 2. Significant Accounting and Reporting Disclosures, page F-8
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-(c) Revenue Recognition, page F-9
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1. We note that you provide installation and maintenance services to your customers. Please revise future filings to provide separate disclosure of revenues from sales of products and revenues from services on the face of your consolidated statements of income if revenue from each of these sources represents in excess of 10% of consolidated revenues. In addition, the consolidated statements of income should also contain separate disclosure of the costs and expenses applicable to each category of sales and revenue shown separately. Alternatively, please explain why you do not believe this information is required. Refer to the requirements of Rule 5-03(b)(1) and
   (2) of Regulation S-X.

(Answer)

Ricoh will revise its disclosure in future annual reports on Form 20-F commencing with the fiscal year ending March 31, 2006 to contain in the consolidated statements of income separate line-items in net sales for
(i) revenue derived from its products, (ii) revenue derived from post-sale service (i.e., maintenance services) and rental of its equipment, and
(iii) revenue derived from other (e.g., financing and logistics, etc). Ricoh will manage and review the results of these three line-items. Ricoh will also revise its consolidated statements of income to contain separate line-items for the costs and expenses corresponding to each line-item under net sales.

Note 5. Securities, page F-19
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2. We note your disclosure that you changed your accounting policy to recognize realized gains and losses from the transfer of assets to the employee benefit trust upon transfer to the trust. Previously, you recorded realized gains upon the ultimate sale of the assets by the trust. As result of this change, you recognized a gain from the cumulative effect of a change in accounting principle of Yen 7,373 million in 2004 for transfers of securities to your employee benefit trust that occurred during 2000. We further note that you recognized Yen 2,658 million of realized gains related to the transfer of securities that occurred during fiscal 2004. You state that you concluded that the new method is preferable. We have the following comments:

  . Tell us and revise future filings to disclose why you believe that the newly adopted accounting principle is preferable. Refer to paragraph 17 of APB 20.

  . Tell us how your original accounting for the transfers in 2000 complied with paragraphs 9-11 of SFAS 125.

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  .   Tell us why you believe it is appropriate to recognize the gains on the income statement upon the transfer to the trust. Refer to paragraphs 9-11 of SFAS 140. Provide us with your evaluation of the criteria of paragraphs 9(a) through 9(c) of SFAS 140 with respect to your conclusion that you have surrendered control over the assets. In addition, tell us what consideration other than any beneficial interests in the transferred assets you received.

  . Tell us why you believe this change represents a change in accounting principle under paragraphs 7-9 of APB 20. In this regard, tell us why you believe that SFAS 125 and SFAS 140 provide for alternatives with respect to the timing of the recognition of the gains and losses on the income statement.

(Answer)

As disclosed in our consolidated financial statements, in March 2000, we contributed certain marketable equity securities to a retirement benefit trust (the "Trust") sponsored by the Company and fully administered and controlled by an independent bank trustee. We did not receive any cash proceeds or other forms of compensation as a result of the contribution. Until the time of transfer, the marketable equity securities had been accounted for as available-for-sale securities pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Each of the contributed marketable equity securities was in an unrealized gain position at the time of transfer.

At the time of transfer, we evaluated the provisions of paragraph 9 of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Specifically, we observed that control over the marketable equity securities was relinquished at the time of transfer because: (i) our review of the terms and conditions of the underlying trust indenture and all other available evidence as well as consultation with our outside legal counsel supported the fact that the securities, once contributed to the Trust, were legally isolated beyond the reach of the Company and its creditors in the event of bankruptcy; (ii) all the risks and rewards of ownership to the marketable equity securities, including the right to pledge, exchange, liquidate, hold, transfer, etc. within the parameters of the trust indenture, were conveyed to the Trust commencing with the physical transfer of the assets; and (iii) no agreement existed that entitled or obligated the Company or any of its subsidiaries or affiliated companies to repurchase or redeem the marketable equity securities at any time prior to their sale from the Trust.

In reaching our conclusion in 2000 as to the appropriate accounting treatment and the application of authoritative literature, including SFAS No. 125, to our particular facts and circumstances, we consulted extensively with our outside legal counsel and our then independent auditors, who in turn consulted with their national office in the United States. In addition, we looked to accounting practice, including the filings of other foreign private issuers ("FPIs"), for similar types of contributions to retirement trusts; however, we found very limited precedent. We considered, among other things, that by recognizing the funded status of the retirement benefit plan on our balance sheet, realization of a resulting gain upon transfer could be called into

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question as subsequent declines in market value of the transferred assets would unfavorably impact our financial position and results of operations.

After careful consideration of the facts and circumstances, including the consultation with our outside counsel and our then independent auditors, we determined that the provisions of paragraph 9 of SFAS No. 125 were met and accounting for the transferred marketable equity securities as a sale would be appropriate. In addition, we also concluded, after consultation with our then independent auditors, that whether to recognize or defer the resulting gain or loss on the transferred marketable equity securities was an accounting policy choice by the Company. Because of our concern as to the realization of the resulting gain, the lack of historical perspective on our part as to a transaction of this type and the lack of precedent, we concluded at that time that the most appropriate accounting treatment was to recognize the transfer, but elected a policy of deferring the gain or loss on the transfer.

Accordingly, at the time of the transfer in 2000, we adopted a policy and provided the appropriate disclosure to continue to carry the unrealized gain or loss as a component of accumulated other comprehensive income (loss) until such time as the transferred marketable equity securities were sold by the Trust.

In fiscal 2004, we contributed certain additional marketable equity securities to the Trust and once again undertook a critical evaluation of the facts and circumstances surrounding the transfer. Similar to our transfer in 2000, we did not receive any cash proceeds or other forms of compensation as a result of the contribution. In determining the proper accounting treatment of this transfer to the Trust, we looked to the provisions of paragraph 9 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We acknowledge that since the provisions of paragraph 9 of SFAS No. 140 are similar to the provisions of paragraph 9 of SFAS No. 125, with minor exceptions, the application would not result in a different accounting treatment in our situation. Accordingly, we concluded that the transfer in 2004 met the provisions of SFAS No. 140 and that accounting for the transfer of those marketable equity securities as a sale would be appropriate for the same reasons cited with respect to the March 2000 contribution described above as both transfers had substantially the same associated terms, conditions and legal parameters.

By the time of the fiscal 2004 contribution, we observed that the practice with respect to the contribution of marketable equity securities to a retirement benefit plan trust by a sponsor had evolved and that a number of other Japanese FPIs had made similar contributions. In all such cases that we are aware of, the companies concluded that the criteria of SFAS No. 140 for the transfer of financial assets had been satisfied and that treating such transfer as a sale was appropriate. In none of such cases that we are aware of did the FPIs defer any gains in a manner similar to our prior accounting practice.

Based on the evolution in accounting practice and our own experiences through the date of the fiscal 2004 contribution, we re-considered our policy choice with respect to the deferral of gains and losses on the transfer of marketable equity securities to the Trust. In particular, we re-evaluated our concern as to the realization of gains upon transfer within the context as to when

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the risks and rewards of ownership are passed to the Trust and concluded that the accounting treatment we used in March 2000 (i.e., providing for gain recognition only upon ultimate disposition by the Trust) was unnecessarily conservative and inconsistent with prevalent accounting practice of other FPIs in Japan for similar transfers. Accordingly, commencing with our fiscal 2004 contribution, we changed our accounting policy to recognize unrealized gains and losses as realized in the statements of income upon a transfer of marketable equity securities to the Trust.

In acknowledgement of this change, we disclosed the following in the notes to our consolidated financial statements for the year ended March 31, 2005:

   In fiscal 2004, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities to its employee retirement benefit trusts. Ricoh concluded that it is preferable to recognize in the statements of income unrealized gains and losses associated with marketable equity securities transferred to the Trust when Ricoh has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee.


       We hope that you will find the foregoing responsive to your comments. Should you have any questions or comments regarding our responses, please do not hesitate to contact either my colleague Takashi Kawaguchi, the General Manager of Accounting Department, Finance & Accounting Division
(tel: +81-3-6278-5241; takashi.kawaguchi@nts.ricoh.co.jp) or myself
(tel: +81-3-6278-5008; zenji.miura@nts.ricoh.co.jp).

                                        Sincerely yours,

                                        Zenji Miura
                                        Director, Chief Financial Officer
                                        Corporate Executive Vice President
                                        Finance & Accounting Division
                                        Ricoh Company, Ltd.

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